Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 6-I dated November 14, 2011 and
underlying supplement no. 4-III dated June 29, 2012

Term Sheet to
Product Supplement No. 6-I
Registration Statement No. 333-177923
Dated August 2⬤, 2012; Rule 433

JPMORGAN CHASE & CO.

$

Structured Investments

Contingent Interest Notes Linked to the Performance of the JPMorgan ETF Efficiente 5 Index due September 28, 2018

General

- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing September 28, 2018*
- Cash payment at maturity of principal *plus* the Additional Amount†, as described below
- The notes are designed for investors who seek exposure to any appreciation of the JPMorgan ETF Efficiente 5 Index at maturity and who seek a Contingent Interest Payment† with respect to each annual Interest Review Date on which the Index closing level of the JPMorgan ETF Efficiente 5 Index is greater than or equal to its Initial Index Level. The notes may be appropriate for investors requiring asset and investment strategy diversification. Investors should be willing to forgo fixed interest payments and dividend payments, while seeking payment of your principal in full at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Investors will receive no interest payments if the Index closing level is less than the Initial Index Level on each annual Interest Review Date.
- Investing in the notes is not equivalent to investing in the JPMorgan ETF Efficiente 5 Index, any of the Basket Constituents or any of the assets underlying the Basket Constituents.
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about September 25, 2012 and are expected to settle on or about September 28, 2012.
- The stated payout, including the repayment of principal, is available from JPMorgan Chase & Co. only at maturity.
- The notes will not be listed on an exchange and may have limited or no liquidity.
- *The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 6-I, will supersede the terms set forth in the accompanying product supplement. Among other things, your payment at maturity will be determined as described below under "Key Terms — Payment at Maturity." See "Supplemental Terms of the Notes" in this term sheet for more information.*

Key Terms

Index:	JPMorgan ETF Efficiente 5 Index (the "Index")
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 *plus* the Additional Amount†, which may be zero. You will not receive a Contingent Interest Payment at maturity. **You will be entitled to repayment of principal in full only at maturity, subject to the credit risk of JPMorgan Chase & Co.**
Additional Amount†:	The Additional Amount† per $1,000 principal amount note payable at maturity will equal $1,000 × the Index Return × the Participation Rate, *provided* that the Additional Amount† will not be less than zero.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Contingent Interest Payments†:	If the Index closing level on any annual Interest Review Date is greater than or equal to the Initial Index Level, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment† equal to $1,000 × Interest Rate. *If the Index closing level on any Interest Review Date is less than the Initial Index Level, no Contingent Interest Payment will be made on the applicable Interest Payment Date.*
Interest Rate:	At least 1.00% per annum, if applicable. The actual Interest Rate will be determined on the pricing date and will not be less than 1.00% per annum.
Interest Review Dates*:	September 25, 2013, September 25, 2014, September 25, 2015, September 27, 2016, September 26, 2017 and September 25, 2018
Interest Payment Dates*:	September 30, 2013, September 30, 2014, September 30, 2015, September 30, 2016, September 29, 2017 and September 28, 2018
Index Return:	$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the Observation Date
Observation Date*:	September 25, 2018
Maturity Date*:	September 28, 2018
CUSIP:	48125V5R7

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity," "Description of Notes — Interest Payments" in the accompanying product supplement no. 6-I and "Supplemental Terms of Notes — Postponement of a Determination Date — Notes linked solely to the ETF Efficiente Index" in the accompanying underlying supplement no. 4-III and "Supplemental Terms of the Notes" in this term sheet.

† Subject to the impact of a commodity hedging disruption event as described under "General Terms of Notes — Additional Index Provisions — A. Consequences of a Commodity Hedging Disruption Event — Early Determination of the Additional Amount" in the accompanying product supplement no. 6-I. In the event of a commodity hedging disruption event, we have the right, but not the obligation, to cause the note calculation agent to determine on the commodity hedging disruption date the value of the Additional Amount payable at maturity. Under these circumstances, the value of the Additional Amount payable at maturity will be determined prior to, and without regard to the level of the Index on, the Observation Date. Please see "Selected Risk Considerations — We May Determine the Additional Amount for Your Notes Early if a Commodity Hedging Disruption Event Occurs" for additional information.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 6-I, "Risks Factors" beginning on page US-6 of the accompanying underlying supplement no. 4-III and "Selected Risk Considerations" beginning on page TS-5 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $67.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $30.00 per $1,000 principal

amount note. These concessions include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $80.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-76 of the accompanying product supplement no. 6-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by a bank.

J.P.Morgan

August 30, 2012

31

extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay additional amounts with respect to amounts so withheld.

The discussion in the preceding paragraphs, when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" (and in particular the subsection thereof entitled "—Notes Treated as Contingent Payment Debt Instruments") in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — To obtain the comparable yield and projected payment schedule in respect of the notes, contact a certified financial analyst at the Global Securities Group desk at (800) 576-3529. If the notes had priced on August 30, 2012 and we had determined the comparable yield on that date, it would have been an annual rate of 2.40%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 2.40%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount of any Coupon Payment or the Additional Amount that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, any of the Basket Constituents or any of the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 6-I dated November 14, 2011 and the "Risk Factors" section of the accompanying underlying supplement no. 4-III dated June 29, 2012.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY** — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index, any of its Basket Constituents or any of the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents or contracts relating to the Index or any of the Basket Constituents for which there is an active secondary market. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the level of the Index was higher than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.

- **THE NOTES DO NOT PROVIDE FOR REGULAR INTEREST PAYMENTS, AND YOU MAY NOT RECEIVE ANY INTEREST PAYMENTS THROUGHOUT THE SIX-YEAR TERM OF THE NOTES** — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Index. We will make a Contingent Interest Payment with respect to an Interest Review Date only if the Index closing level on that Interest Review Date is greater than or equal to the Initial Index Level. If the Index closing level on that Interest Review Date is less than the Initial Index Level, no Contingent Interest Payment will be made with respect to that Interest Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Interest Review Date will not be accrued and subsequently paid. Accordingly, if the Index closing level on each Interest Review Date is less than the Initial Index Level, you will not receive any Interest payments over the term of the notes. In addition, you are not entitled to any Contingent Interest Payment on the Maturity Date.

- **THE LEVEL OF THE INDEX WILL INCLUDE THE DEDUCTION OF A FEE** — One way in which the Index may differ from a typical index is that its level will include a deduction from the performance of the Basket Constituents over the Cash Constituent of a fee of 0.50% per annum. This fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.